Exhibit 99.2

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

November 25, 2015	NR 20 - 2015

Avrupa reports final Slivovo results for 2015

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74 meters @ 6.02 g/t gold and 20.23 g/t silver in SLV037

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25 meters @ 2.06 g/t gold and 9.85 g/t silver in SLV038

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14 meters @ 11.11 g/t gold and 27.68 g/t silver in SLV043

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Identification of similar gold/silver mineralization at Brus prospect

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Partner Byrnecut International completes earn-in to 75%

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report results from the last of the Phase 3 drill holes for 2015 on the Slivovo Project in Kosovo.  The project is operated by Avrupa, and funded by partner, Byrnecut International Ltd. (BIL).  BIL has now spent € 2 million (approximately C$ 2.8 million) at Slivovo and has completed 75% earn-in requirements.  With full geochemical results in hand and near-complete compilation of all technical work from the Phase 3 exploration program, BIL is in the process of completing a JORC-compliant resource estimate for the Peshter Gossan deposit.

Drilling results from the satellite Brus target, located some 2.5 kilometers SSE of Peshter, suggest that further work will be needed to identify a possible mineral resource.

Paul W. Kuhn, President and CEO of Avrupa Minerals, said, “The final results from the Phase 3 drilling clearly enhance the mineral inventory at Peshter.  The Project has been a real success.  We have completed our goals in a timely manner, within budget, and with an industry best-practices standard.  We are excited to be able to produce an initial resource estimate at Peshter within 19 months of start-up for just two million euros.  In addition, looking ahead, we are also excited about the nearby targets with gold potential as we unlock the geological story and use this knowledge to direct further exploration to increase the size of the gold deposit.”

The following information is important to understand the results from this group of drill results:

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Drill holes 37 and 38 are in-fill holes, testing thickness of the block of precious metals’ mineralization.

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Drill hole 39 tested the southern edge of high grade gold and silver mineralization in the Peshter Gossan.

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Drill holes 40 and 42 were exploration-type holes in the Gossan Extension zone.

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Drill holes 41 and 43 confirmed the presence of a steeply dipping, northeast-trending fault zone between the Main Peshter Gossan and the Gossan Extension zones.  This new geological understanding of the importance of the structure will have implications in exploration for further precious metals’ mineralization to the east and northeast of the present Main and Extension zones.

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High grade results from drill hole 43 are significant, as the intercepts cuts completely blind gold and silver mineralization, and extends the Main Gossan to the east and downwards.

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While drill hole 44 did not intercept mineralization, understanding of the geology from the core suggests further support for another northeast-trending boundary fault at Peshter.  Confirmation of the presence of a north boundary fault will also have implications in further exploration for high grade, gossan-style gold and silver mineralization to the southwest of the Main gossan zone

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Better understanding of the structural setting at Slivovo is an important goal for the remainder of the field season, in order to prepare plans for subsequent work to define near-Peshter Gossan precious metals’ mineralization.

The following figures show the new drill hole locations, a summary of gold results to date, and detailed summaries of the results for SLV037 through SLV044.

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Drill collars
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Press Release
Drill Trace
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Finished
High Angle Fault
Thrust fault
Drill hole geology
Lithlogy
CCG
HBP
PCG
SST
GWK
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Meters
0 25 50 100

Figure 1.  Location and trace of drill holes SLV037 through SLV044 (in red)

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19
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Slivovo drll collars
Slivovo drll collars

Figure 2.  Drill traces of gold mineralization at Peshter Gossan and Extension zones, through SLV044.

Drill results from SLV037

From (m)	To (m)	Interval (m)	Gold – g/t	Silver – g/t
0	74	74	6.02	20.23
Including
11	17	6	7.94	19.48
Including
30	44	14	8.46	13.99
Including
52	61	9	14.77	29.31

Drill results from SLV038

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
17	26	9	1.44	9.71
And
33	58	25	2.06	9.85

Drill results from SLV039

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
1.25	4.95	3.70	1.25	9.0
And
13	14	1	0.84	6.2

Drill results from SLV040

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
NSV			NSV	NSV

Drill results from SLV041 – Hole was lost at 21 meters in high angle fault zone

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
12	19.45	7.45	0.71	20.12

Drill results from SLV042

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
0	3	3	3.16	12.4
And
52	71	19	0.83	10.1
Including
53	59	6	1.31	10.98

Drill results from SLV043

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
13	26	13	2.32	7.93
Including
13	20	7	3.69	9.8
And
39	46	7	5.10	9.34
And
52	54	2	1.54	30.75
And
58	72	14	11.11	27.68
Including
63	72	9	16.28	39.81

Drill results from SLV044

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
NSV			NSV	NSV

The following two exploration holes were drilled at the Brus target area, located approximately 2.5 kilometers SSE of the Peshter gossan mineralization.

Drill results from BRUS001

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
			NSV	NSV

Drill results from BRUS002

From (m)	To (m)	Interval (m)	Gold -- g/t	Silver -- g/t
3.15	4.35	1.20	1.13	4.82
and
20	22	2	2.47	18.25

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  In Portugal, the Alvito, Marateca, and Mertola projects are JV-ready programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.